REITPlus, Inc.

8 Greenway Plaza, Suite 1000

Houston, Texas 77046

(713) 850-1400

October 9, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention: Sonia Barros

Re:	REITPlus, Inc.

Registration Statement on Form S-4, as amended (File No. 333-159610)

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, REITPlus, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Friday, October 9, 2009, at 12:30 p.m. EDT, or as soon thereafter as is practicable. This acceleration request replaces and supersedes our previous acceleration request dated October 1, 2009, and we hereby withdraw such previous request.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), the Registrant acknowledges the following:

•	should the Commission, or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at the above number or our counsel, John A. Good at Bass, Berry & Sims PLC at (901) 543-5901.

Sincerely,

REITPlus, Inc.

By:
Name:	Chad C. Braun
Title:	Executive Vice President and Chief Financial Officer